April 1, 2014

Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street, N.E.,

                        Washington, D.C. 20549.

Attention:	J. Nolan McWilliams, Esq.
Sonia Bednarowski, Esq.

Re:	Chrysler Group LLC—Form S-4 (File No. 333-194654)

Dear Mr. McWilliams and Ms. Bednarowski:

On behalf of our client, Chrysler Group LLC (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Amendment No. 1 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated March 27, 2014, concerning the Company’s Registration Statement. We are also providing courtesy hard copies of Amendment No. 1, including a version of Amendment No. 1 marked to reflect changes from the initial filing, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 1, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Securities and Exchange Commission April 1, 2014

General

1.	We note that you are registering the offer to exchange 8% Secured Senior Notes due 2019 and 8 1⁄4% Secured Senior Notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

In response to the Staff’s comment, the Company is providing concurrently with Amendment No. 1 a supplemental letter stating that it is registering the exchange offers in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and such letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Certain U.S. Federal Income Tax Considerations, page 266

2.	Please remove the word “certain” from the heading and clarify that this section discloses all material U.S. federal tax consequences.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 266 of Amendment No. 1.

3.	Please remove the statement on page 266 that “[t]his summary is intended for general information only” as such disclaimers are inappropriate.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 266 of Amendment No. 1.

Securities and Exchange Commission April 1, 2014

Signatures, page II-19

4.	Please have Global Engine Manufacturing Alliance LLC’s principal financial officer sign in his/her personal capacity as such in the second signature block on page II-19.

Response:

In response to the Staff’s comment, the Company has revised the signature page and provided the requisite signature on page II-19 of Amendment No. 1.

*        *        *

The Company acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile ((212) 291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Richard K. Palmer

Marjorie Harris Loeb, Esq.

Alessandro Gili

(Chrysler Group LLC)